UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15(d)-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

 Commission File Number: 000-29922

Tombstone Exploration Corporation

(Translation of registrant’s name into English)

6529 E. Friess Dr.

Scottsdale, AZ 85254

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Tombstone Exploration Corporation (the “Company”), is furnishing this current report on Form 6-K to report that on April 27, 2022, the Board of Directors of the Company approved the dismissal of Sadler, Gibb & Associates, LLC (“SGA”) as its independent certifying accountants. SGA has served as the Company’s independent certifying accountants since March 4, 2019.

The reports of SGA on the Company's consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such report contained an explanatory paragraph in respect to uncertainty as to the Company’s ability to continue as a going concern.

During the Company's two most recent fiscal years and any subsequent interim period preceding the dismissal of SGA, there were (i) no disagreements (as that term is described in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions) with SGA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of SGA, would have caused SGA to make reference to the subject matter of the disagreement(s) in connection with its report, and (ii) no reportable events of the type required to be disclosed by Item 304(a)(1)(v) of Regulation S-K.

On April 27, 2022, the Company engaged RBSM LLP (“RBSM”) to be its independent certifying accountants for the year ended December 31, 2021.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to April 27, 2022, neither the Company nor anyone on its behalf has consulted with RBSM on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

Prior to April 27, 2022, the Company did not consult with RBSM regarding (1) the application of accounting principles to specified transactions, either completed or proposed, (2) the type of audit opinion that might be rendered on the Company’s financial statements, (3) written or oral advice was provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issues, or (4) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

On May 2, 2022, the Company provided SGA with a copy of the disclosures it is making on this Report on Form 6-K, and requested that SGA furnish it with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of the letter from SGA dated May 2, 2022, is filed as Exhibit 99.1 to this Report on Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOMBSTONE EXPLORATION CORPORATION

Date: May 2, 2022		/s/ Alan Brown
	By:	Alan Brown
	Its:	President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Letter from SGA dated May 2, 2022

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